Offer by

ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND II

to Purchase for Cash
Up To 100% of Its Outstanding Preferred Shares
(Designated Auction Market Preferred Shares – All Series)
________________

November 9, 2012
To Our Clients:

Enclosed for your consideration is the Offer to Purchase dated November 9, 2012 in connection with the offer by Advent Claymore Convertible Securities and Income Fund II, a Delaware statutory trust (the “Fund”), to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, par value $0.001 per share and a liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series T7 and Auction Market Preferred Shares, Series W7 (collectively, the “Preferred Shares”) (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase and a related Letter of Transmittal (which together constitute the “Offer Documents”).  The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference per share (or $24,750 per share), plus any unpaid dividends accrued through December 12, 2012 or such later date to which the Offer is extended.

We are the registered holder of record of Preferred Shares held for your account.  A tender of such Preferred Shares can be made only by us as the registered holder of record and only pursuant to your instructions.  The Offer to Purchase is being furnished to you for your information only and cannot be used by you to tender Preferred Shares held by us for your account.

We request instructions as to whether you wish us to tender all or any Preferred Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is invited to the following:

1.
The purchase price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference per share (or $24,750 per share), plus any unpaid dividends accrued through December 12, 2012, or such later date to which the Offer is extended. When considering whether to tender Preferred Shares, you should be aware that the payment received pursuant to the Offer will be less than the amount that you would be entitled to receive upon a redemption of your Preferred Shares under the terms of the Preferred Shares or upon a liquidation of the Fund.

2.	The Offer and withdrawal rights expire at 5:00 p.m., New York City time, on December 12, 2012, unless the Offer is extended.

3.
The Offer is conditioned upon there being validly tendered and not withdrawn at least 70% of the outstanding Preferred Shares.  The Offer is also subject to certain additional conditions set forth in the Offer to Purchase

4.
Upon the terms and subject to the conditions of the Offer, the Fund will purchase all Preferred Shares validly tendered (and not withdrawn) on or prior to the Expiration Date (as defined in the Offer to Purchase).

5.	Any stock transfer taxes applicable to the sale of Preferred Shares to the Fund pursuant to the Offer will be paid by the Fund, except as otherwise provided in the Offer to Purchase.

6.
No fees or commissions will be payable to the Fund in connection with the Offer.  However, brokers and other nominees who tender Preferred Shares pursuant to your instructions may charge you a fee for doing so.

7.	Your instructions to us should be forwarded in ample time before the Expiration Date to permit us to submit a tender on your behalf.

If you wish to have us tender all or any of your Preferred Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof.  If you authorize the tender of your Preferred Shares, all such Preferred Shares will be tendered unless otherwise specified on the detachable part hereof.  Your instructions to us should be forwarded as promptly as possible in order to permit us to submit a tender on your behalf in accordance with the terms and conditions of the Offer.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Preferred Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Neither the Fund nor its Board of Trustees (“Board”) is making any recommendation to any holder of Preferred Shares as to whether to tender or refrain from tendering Preferred Shares in the Offer. Each holder of Preferred Shares is urged to read the Offer Documents and accompanying materials carefully in evaluating the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than the materials enclosed herewith and the statements specifically set forth in such materials, and, if given or made, such information or representations may not be relied upon as having been authorized by the Fund or its Board.

Payment for Preferred Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Continental Stock Transfer & Trust Company (the “Depositary”) of (a) timely confirmation of the book-entry transfer of such Preferred Shares into the account maintained by the Depositary at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 4 of the Offer to Purchase, (b) an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (c) any other documents required by the Letter of Transmittal.  Accordingly, payment may not be made to all tendering holders of Preferred Shares at the same time depending upon when confirmations of book-entry transfer of such Preferred Shares into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Instructions with Respect to Offer by
Advent Claymore Convertible Securities and Income Fund II
to Purchase for Cash
Up To 100% of Its Outstanding Preferred Shares

The undersigned acknowledge(s) receipt of the enclosed letter and the Offer to Purchase dated November 9, 2012, in connection with the offer by Advent Claymore Convertible Securities and Income Fund II, a Delaware statutory trust (the “Fund”), to purchase for cash up to 100% of its outstanding preferred shares, par value $0.001 per share and a liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series T7 and Auction Market Preferred Shares, Series W7 (collectively, the “Preferred Shares”).

This will instruct you to tender the number of Preferred Shares as indicated below (or if no number is indicated below, all the Preferred Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Number of Preferred Shares to be Tendered:	SIGN HERE

_____________ Preferred Shares*

Dated ________________, 2012	Signature(s)

Please type or print name(s)

Please type or print address

Area Code and Telephone Number

Social Security or other Taxpayer Identification Number

PLEASE RETURN THIS FORM TO THE BROKERAGE
FIRM MAINTAINING YOUR ACCOUNT

The method of delivery of this form is at the option and risk of the tendering holder of Preferred Shares.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

___________
*	Unless otherwise indicated, it will be assumed that all Preferred Shares held by us for your account are to be tendered.

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